Exhibit 1

British American Tobacco p.l.c.

3 January 2020

BRITISH AMERICAN TOBACCO WELCOMES FDA GUIDANCE AS A FURTHER STEP TOWARD A
SUSTAINABLE REGULATORY ENVIRONMENT FOR THE US VAPOUR MARKET

●	British American Tobacco (BAT) welcomes the U.S. FDA’s acknowledgment that a properly regulated vapour category continues to provide a credible alternative to smoking

●	Appropriate enforcement will ensure the sustainability of adult consumer choice across all product categories

●	BAT’s U.S. subsidiary, Reynolds American Inc. (RAI), stands ready to comply with the new flavour guidelines

●	RAI has already submitted its first brand PMTA application and is well positioned to make further applications for the rest of its vapour portfolio ahead of the May 2020 deadline

●	RAI is confident that, as required by the PMTA process, all VUSE products will be shown to be appropriate for the protection of public health

British American Tobacco (BAT) welcomes the U.S. FDA’s acknowledgement that a properly regulated vapour category continues to provide a credible alternative to smoking, whilst also highlighting the important issue of preventing the access and appeal of vapour products to youth. Following a significant period of disruption and uncertainty, this regulatory clarity is a welcome step towards returning the US vapour market to stability.

British American Tobacco Chief Executive Officer, Mr Jack Bowles noted:
“Yesterday’s announcement takes us a step closer to a predictable regulatory environment in a key marketplace, but focus must now shift to enforcement to ensure vapour market regulations are effective.

“We have long said it is not the marketing of these products per se that is the concern, it is the irresponsible marketing of them that should be robustly addressed. For us, smart regulatory frameworks partnered with responsible marketing and appropriate enforcement will ensure the sustainability of adult consumer choice across all categories.”

The guidance the FDA has provided, together with the previously announced requirement to submit PMTAs by May 2020 for all products, is a positive step and will help ensure consumers have access to appropriately regulated, quality-assured products that do not appeal to or are accessible to youth.

Importantly, the guidance is clear that flavours can return to the market place once they have been cleared through the PMTA process.

Mr Bowles continued:

“Millions of adult tobacco consumers are looking for an alternative to cigarettes and it’s important to remember that properly regulated flavours can play an important role in the choice of adult tobacco consumers to transition to vapour products as an alternative to cigarettes.”

“Our US subsidiary, RAI Group, has already submitted one brand PMTA for VUSE Solo and is well positioned to submit applications for the remaining VUSE portfolio ahead of the deadline of May 2020. We are confident that, as required by the PMTA process, all VUSE products will be shown to be appropriate for the protection of public health.”

BAT has long argued for sustainable regulatory frameworks for its new category products. BAT believes in providing adult consumers with vapour systems that are hard to adulterate; providing new category products which are supported by world class science and product stewardship; offering a range of flavours which ensure adult consumer satisfaction whilst not appealing to youth; and marketing freedoms to drive category adoption among adult consumers.

Mr Bowles concluded:
“We will continue to work with the U.S. FDA throughout the implementation of this new regulatory framework to make sure consumers have access to quality-assured products whilst doing our utmost to ensure that vaping remains positioned as a credible option for smokers looking for an alternative to tobacco.”

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Forward looking statements
References to ‘British American Tobacco’, ‘BAT’, ‘we’, ‘us’ and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. (the Company, and together with its subsidiaries, the “Group”), and when denoting tobacco business activity refer to Group operating companies, collectively or individually as the case may be. This announcement contains certain forward-looking statements, including those made within the meaning of Section 21E of the United States Securities Exchange Act of 1934, regarding our intentions, beliefs or current expectations reflecting knowledge and information available at the time of preparation and concerning, amongst other things, prospects, growth, strategies, compliance with regulatory guidelines, our ability to submit further regulatory applications, the success of our regulatory applications and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “estimate,” “strategy” and similar expressions. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated, including uncertainties related to the impact of adverse domestic or international legislation and regulation and adverse decisions by domestic or international regulatory bodies.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 15 March 2019 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.